SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-50317

NOTIFICATION OF LATE FILING

(Check One:) __ Form 10-K    _XX_ Form 11-K __ Form 20-F           Form 10-Q

Form N-SAR

            For Period Ended:  December 31, 2004

Transition Report on Form 10-K                                  Transition Report on Form 10-Q
Transition Report on Form 20-F                                   Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended: ________________________________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: CASH 4 HOMES 24/7

Former name if applicable:

Address of principal executive office:  6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada 89103

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Auditor has not completed the financial statements for the Company to date and further time is needed.

 PART IV
OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

            Gordon Forgey                         (702) 355-3103
            (Name)                                     (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CASH 4 HOMES 24/7
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  March 31, 2005             By:       /s/ Gordon Forgey_________
                                                                Gordon Forgey, President